PROLIANCE INTERNATIONAL, INC.
100 Gando Drive
New Haven, CT 06513
203-401-6450 (Phone)
203-401-6470 (Fax)

June 19, 2008

VIA EDGAR

Mr. Jeffrey Sears
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Proliance International, Inc. File No. 001-13894 Form 10-K: For the fiscal year ended December 31, 2007 Form 10-Q: For the quarterly period ended March 31, 2008 Form 8-K dated May 12, 2008

Dear Mr. Sears:

We are in receipt of your letter dated June 16, 2008, which contained comments regarding our Form 10-K for the fiscal year ended December 31, 2007, our Form 10-Q for the quarterly period ended March 31, 2008 and our Form 8-K dated May 12, 2008 (the ‘‘June 16 Comment Letter’’). The June 16 Comment Letter contained the Staff’s response to our correspondence dated May 23, 2008 in response to the Staff’s original comment letter dated May 9, 2008. Listed below are specific responses to each of your numbered comments.

We note that our S-3 registration statement (File No. 333-150350) in which these filings are incorporated by reference needs to be declared effective on or prior to June 24, 2008 to avoid registration penalties and therefore we respectfully request that this response letter receive the Staff’s prompt attention.

Form 10-K:    For the fiscal year ended December 31, 2007

Item 8.    Financial Statements and Supplementary Data

Note 9 — Debt

New Credit Agreement, page 51

1.	Please refer to your response to our prior comment number 5. In regard to the term loan, it is not clear to us why it is appropriate to use the default interest rate in determining the cash flows existing before the second amendment. In this regard, we note that a premium was applied to your interest rate in connection with specific events of default. However, the default rate does not reflect the ‘‘typical’’ interest rate charged against your borrowings prior to the second amendment. In addition, the Second Amendment to your Credit Agreement eliminated the default premium. Please explain to us the consideration given to instruction 4 of the guidance ‘‘to be used to calculate the present value of the cash flows for purposes of applying the 10 percent test’’ under EITF 96-19, when determining the cash flows associated with the term loan prior to the second amendment. Additionally, please perform for us an analysis under EITF 96-19, with regard to the term loan, which calculates the associated cash flows prior to the second amendment based upon an interest rate that is exclusive of the default premium. As part of your response, tell us the result of your revised analysis.

Response:    In reaching our determination, we considered the guidance to be used to calculate the present value of the cash flows for purposes of applying the 10% cash flow test. Specifically we focused on paragraphs 2 and 4 in EITF 96-19 in selecting the appropriate interest rate to be used. Our conclusion was to follow paragraph 2 which indicates use of the effective rate as of the date of exchange (which was 9.875%). We analyzed the old and new rates as follows: Without the Second Amendment, providing Silver Point continued to allow the original loan to remain outstanding, the continuing interest rate actually paid would have included the default interest. In our view, the default interest premium represented additional return to Silver Point for Proliance falling short of meeting our covenants including being in an over-advance situation due to the tornado. The new interest rate following the Second Amendment was increased to reflect tighter credit markets and the higher risk profile of Proliance as a result of our failure to meet our covenants and the effects of the tornado. Therefore, our view is that the prior default rate is implicit in the minimum interest rate in effect following the Second Amendment. We note that, as a practical matter, the default interest was simply integrated into the new higher interest rate. Paragraph 4 of the cash flow guidance indicates that management should use judgment in applying unusual interest rate terms. We believe that it is appropriate, in comparing the old arrangement with the new arrangement, to consider that the default interest, since we were in default, as being properly included in the effective interest rate in effect under the old arrangement at the date of new arrangement.

We did not note a reference to ‘‘typical’’ rate in EITF 96-19; however, if we were to define typical in the original debt arrangement, it would be in the context of the Base Rate as defined in the credit agreement rather than the LIBOR rate which was in use at the date of the Second Amendment. Use of a LIBOR-based rate is at our option and can result in a rate either higher or lower than the Base Rate.

Under the original credit agreement terms, upon default, Silver Point had the right, at its option, to force us to calculate interest at the Base Rate plus the 2% default interest. As of March 11, 2008 the Base Rate (excluding the 2% default rate) would have been Prime (6%) plus a spread of 3.75% or a total of 9.75%. Using the conservative assumption of an $11 million net dividend from NRF (our European subsidiary), we calculated the difference of the net present value of cash flows under the two arrangements using the Base Rate. It was $44.2 million under the old arrangement and $48.4 million under the new arrangement or a difference of 9.5% which is below the 10% substantially different threshold.

For both of the above scenarios, the new arrangement would be accounted for as a debt modification as opposed to a debt extinguishment, which is consistent with the manner in which we accounted for and reported the transaction in our Form 10-Q for the quarter ended March 31, 2008.

2.	In addition, we note that your treatment of the costs associated with the warrants issued to Silver Point, LLC (‘‘Silver Point’’) does not appear to be consistent with your conclusion that the changes to the terms of your credit agreement should be accounted for as a loan modification. In this regard, we note that Silver Point appears to be the administrative agent and lead arranger for your credit agreement, but not a creditor (i.e. lender). Pursuant to EITF 96-19, costs that are incurred with third parties, and relate directly to the exchange or modification of a credit agreement that is not accounted for in the same manner as a debt extinguishment, should be expensed as incurred. Please confirm to us that all fees associated with the modifications to your credit agreement have been accounted for appropriately. In this regard, tell us whether or not your financial statements for the interim period ended March 31, 2008 need to be revised with respect to the appropriate treatment of the cost of the warrants associated with the term loan. If so, please provide us with the details of the revisions to be made.

Response:    Silver Point is the primary lender under our Credit Agreement. Silver Point also performs the responsibilities of administrative agent, collateral agent and lead arranger under our Credit Agreement. Wachovia is a lending participant under the Credit Agreement pursuant to a separate participation agreement between Wachovia and Silver Point, the specific terms of which are not known to us. Wachovia also serves administratively as the borrowing base agent. Silver Point has the right under the Credit Agreement to replace Wachovia as a participant either by assuming the entire lending position itself or involving an alternate lending participant acceptable to Proliance.

As disclosed in Note 9 to the financial statements contained in our Form 10-K for the year ended December 31, 2007, Silver Point is the sole lender of the term loans under the Credit Agreement. The revolving loans are organized in A and B Tranches. The Silver Point Tranche B, which was $25 million, must be fully borrowed before there can be any borrowing under the Wachovia Tranche A revolving loan. Also, all receipts are applied first to reduce the outstanding revolving credit debt with Wachovia. Thus, the principal risk under the revolving credit resides with Silver Point. Because of the over-advance situation and the fact that the full Silver Point Tranche B revolving credit debt had not been borrowed, Silver Point was, in fact, the only lender at March 12, 2008. It should be noted also that Silver Point receives the full interest on borrowings under both the A and B Tranches and shares a lesser amount of interest with Wachovia because of their lesser risk pursuant to the participation agreement between the parties. Also, Silver Point alone received virtually all consideration under the Second and Third Amendments to the Credit Agreement.

Therefore, Silver Point is the principal lender under the credit agreement with substantially all of the credit risk and related rewards. As a result, we believe that the costs associated with the warrants along with all other costs associated with the credit facility amendments have been properly accounted for as debt modifications, and accordingly, no revisions of the financial statements for the interim period ended March 31, 2008 are necessary.

Form 10-Q:    For the quarterly period ended March 31, 2008

Item 1.    Financial Statements

Condensed Consolidated Statements of Cash Flows, page 5

3.	We note that $(20,586) has been characterized as ‘‘other’’ in your disclosure of cash flows from operating activities for the three months ended March 31, 2008. Please explain to us and disclose what makes up this amount. Consider whether additional line items should be presented within cash flows from operating activities for material individual items that are currently aggregated within ‘‘other.’’

Response:    The $(20,586) characterized as ‘‘Other’’ in the disclosure of cash flows from operating activities for the three months ended March 31, 2008 consists almost entirely of the $(20.8) million balance in the insurance claim receivable. There were no other material items included in this amount. In footnote number 2 of the Notes to Condensed Consolidated Financial Statements, we disclosed the balance in the insurance claim receivable at March 31, 2008, how it had been created, and cash payments which were received and were expected to be received. We anticipated that this balance would largely be collected in cash during the second and third quarter of 2008. As noted in our June 2, 2008 filing with the Commission on Form 8-K, we have received insurance advances during the second quarter of 2008 in addition to those received during the first quarter of 2008. In the Financial Condition, Liquidity and Capital Resources discussion of the MD&A in the Form 10-Q for the quarter ended March 31, 2008, we included disclosure which indicated that the ‘‘Other’’ caption included the insurance claim receivable less cash actually received. In future filings we will provide a separate line item for the insurance claim receivable in the Statement of Cash Flows and will continue to disclose the activity within the insurance claim receivable in both the footnotes and the MD&A, as appropriate. We will also continue to monitor whether any other material items should be separately disclosed.

Notes to Condensed Consolidated Financial Statements

Note 2 — Southaven Event and Related Liquidity Issues, page 6

4.	We note that you have included a $1.6 million gain on the disposal of racking in selling, general administrative expenses – as your insurance recovery was in excess of the damaged assets net book value. Please tell us the consideration given to paragraph 4 of FIN 30 and paragraphs 19 through 24 of APB 30 in determining whether or not such amount and other amounts related to the Southaven Event should be reported as an extraordinary item. Tell us the factors considered in arriving at your conclusion.

Response:    As a result of the Southaven Casualty Event, we sustained losses pertaining to the destruction of inventory, plant and equipment, lost sales, incremental expenses and financing costs, all of which have an impact on continuing operations. Many of these costs were not reimbursed by insurance as of March 31, 2008 and because of uncertainty as to the extent of potential reimbursements were not recorded as an insurance receivable until the outcome of reimbursement becomes certain. We believe that both gains and losses associated with the Southaven Casualty Event should be reported in a consistent manner. Therefore, we treated the gain or loss on the disposal of the racking in the same manner than the other gains and losses arising from the Southaven Casualty Event. As disclosed in note 2 of the Notes to Condensed Consolidated Financial Statements, included in selling general and administrative expenses was not only a $1.6 million gain from the disposal of racking, but also a $1.1 million gain resulting from the recovery of margin on a portion of the destroyed inventory offset in part by $0.6 million of expenses incurred as a result of the Southaven Casualty Event which will not be reclassified to the insurance claim receivable until recovery is assured.

We understand that both the FASB and the SEC generally take the view that reporting items as extraordinary should be reserved for the rarest of circumstances. APB 30 Paragraphs 19-24, indicate that for an item to be treated as extraordinary it must be both unusual in nature and infrequent in occurrence. It also notes that factors such as geography must be considered as the same event may or may not be unusual or infrequently occurring depending on where the event is located. For example, a tornado in California and an earthquake in Mississippi might be unusual and infrequently occurring, whereas the reverse is not the case. As our distribution facility is located in northern Mississippi (near Memphis, Tennessee), tornados in that location are neither infrequent nor unusual.

Accordingly, we concluded that the Southaven Casualty Event did not meet the criteria to be classified as an extraordinary item. This conclusion was also partially based upon our review of EITF 01-10, noting the consensus that the impact of the September 11, 2001 terrorist attacks should be reported as a component of continuing operations and not as an extraordinary item. In that light, we believe that a catastrophic event such as a tornado is more common than a terrorist attack and thus would not qualify for extraordinary item treatment.

We also considered guidance included in EITF 01-13, which affirmed in paragraph 2 that ‘‘insurance recoveries are recorded in the same financial statement line as the related loss.’’ The EITF 01-13 consensus was that companies may choose how to classify business interruption insurance recoveries if it does not conflict with GAAP (emphasizing that the APB 30 criteria must be met for extraordinary item treatment) and that disclosure of the event and the classification of recoveries should be disclosed in the financial statements. These matters were disclosed in our Form 10-Q for the three months ended March 31, 2008.

In light of the foregoing factors, we continue to believe that extraordinary item treatment would not be appropriate with respect to the Southaven Casualty Event.

Form 8-K dated May 12, 2008

Exhibit 99.1

Non-GAAP Measures

5.	We have reviewed your response to our prior comment number 10, as well as your Form 8-K furnished on May 12, 2008. However, we do not believe that you have fully addressed the concerns in our prior comment number 10. Based upon your response and expanded disclosure, we do not believe that you have adequately described the substantive reasons why you believe your non-GAAP financial measure provides useful information to investors. In this regard, please expand your disclosure to discuss why and how you believe that ‘‘Adjusted EBITDA’’ provides the marketplace with additional information useful in evaluating your financial performance. Further, discuss why each material adjustment made to net income in order to arrive to your non-GAAP measure (i) should not be considered or (ii) should be given special consideration when evaluating your performance. Please provide a sample of your revised disclosure as part of your response.

Response:    We began to provide supplemental information in our earnings release at the request of a number of shareholders that were looking for a performance ‘‘baseline’’ comparison of the quarter, year-to-date and prior year in light of the reporting of restructuring activities, non-recurring items and now the estimated operating loss impact of the Southaven Casualty Event. We decided that for this purpose, establishing an ‘‘Adjusted EBITDA’’ baseline would provide the marketplace with the useful, comparable additional information about the underlying performance of our business that was being requested by our investors, on a consistent basis. This information cannot be readily calculated by investors on a comparable basis. In addition, these non-GAAP disclosures are similar to information utilized by our management in analyzing our financial results and making operating decisions impacting the business.

In providing the non-GAAP financial measure, Adjusted EBITDA, in future filings we will begin the measurement with net income or loss and add back income taxes, interest expense and debt extinguishment costs. This will result in reported operating income (loss) or EBIT. To arrive at the EBITDA measurement, we will add depreciation and amortization in the period, but not include amortization of deferred debt costs that are classified as interest expense since that would be duplicated in the interest expense add-back mentioned above. With our previously announced restructuring program complete, the add-back of restructuring expenses in all periods will allow for the measurement on a comparable basis.

In the three months ended March 31, 2008, we had two additional adjustments to this non-GAAP financial measure. The first was the gain on the sale of a building. This excess facility was sold during the quarter and the gain was recorded as a reduction of selling, general and administrative expenses. We did not believe that the benefit of this transaction should have been reflected in our operating performance comparison. Therefore, we reduced Adjusted EBITDA by the recorded gain. The last material adjustment to EBITDA, as provided in the supplementary information, was our estimated operating loss from the Southaven Casualty Event that included the margin loss related expenses on lost sales, costs net of insurance recovery and gains from asset conversions in the quarter.

We will continue to clearly identify the data as non-GAAP financial measures both in the narrative portion of the earnings release as well as in the supplementary information table.

In response to the Staff’s comment, in future releases that contain ‘‘Adjusted EBITDA’’ we will include more detailed cautionary and explanatory language similar to the following sample language:

‘‘Adjusted EBITDA and related measures above constitute ‘‘non-GAAP financial measures’’ as defined by the rules of the Securities and Exchange Commission. A separate tabular presentation of this information is provided below, to indicate how the non-GAAP financial measure was determined and to reconcile the non-GAAP financial measure to net income. The Company has provided the foregoing data as it believes that it provides the marketplace with supplemental information with respect to the comparative baseline performance of its business operations. Although Adjusted EBITDA should not serve as a substitute for operating income or net income, the Company believes that the marketplace may find this non-GAAP financial measure to be a useful as a supplement to the GAAP financial information provided. Specifically, Adjusted EBITDA excludes: (1) restructuring charges, which we believe to be non-recurring in nature and not reflective of the baseline performance of the Company’s business; (2) the gain on the sale of an unused building, which does not reflect the results of the Company’s core automotive parts business; and (3) the estimated operating loss impact due to the February 5, 2008 tornadoes that destroyed the Company’s Southaven, Mississippi distribution center, which we believe do not accurately reflect the Company’s core operating performance under normalized business conditions.’’

This hereby confirms that: (i) Proliance is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) Proliance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630 (or in his absence Rick Brock of Wiggin and Dana LLP, at 203-363-7669), or the undersigned at 203-859-3626.

Sincerely,
/s/ Arlen F. Henock
Arlen F. Henock Executive Vice President and Chief Financial Officer

cc:	Michael Grundei (Wiggin and Dana LLP) Rick Brock (Wiggin and Dana LLP) George Whitehead (BDO Seidman, LLP) Amanda McManus (Securities and Exchange Commission)